Exhibit 99.2

PERDIGÃO S.A.

CNPJ/MF n.º 01.838.723/0001-27

A Public Authorized Capital Company

EXTRACT OF MINUTES FROM THE 54th/2009 EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: June 9 2009 at 11:00 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: The full complement of the members of the Board of Directors. PRESIDING OFFICIALS: Nildemar Secches, President, and Edina Biava, Secretary. RESOLUTIONS ADOPTED: Approved the establishment of the Special Independent Committee, made up of Mr. Manoel Cordeiro Silva Filho, Rami Naum Goldfajn and Nelson Vaz Hacklauer, who shall present their opinion as to the exchange ratio for the incorporation of shares of the remaining shareholders of Sadia by July 3 2009. CONCLUSION: These minutes, having been read and approved, were signed by the participants of the meeting. (I certify that this is an exact copy of the original minutes transcribed in Register Number 2 of the Minutes of the Meetings of the Ordinary and Extraordinary Meetings of the Board of Directors of the Company to folio 94).

NILDEMAR SECCHES	EDINA BIAVA
President	Secretary

FRANCISCO FERREIRA ALEXANDRE	JOÃO VINICIUS PRIANTI

LUÍS CARLOS FERNANDES AFONSO	CARLOS ALBERTO CARDOSO MOREIRA

MANOEL CORDEIRO SILVA FILHO	RAMI NAUM GOLDFAJN

DÉCIO DA SILVA

These minutes do not constitute an offering document or an offer to sell or an invitation to purchase any securities or a solicitation for any vote or approval